EXHIBIT 99.1

Trilogy International Partners Completes Notes Issue

BELLEVUE, Wash., May 02, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) (“TIP Inc.”) today announced that its subsidiaries, Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc. (the “Co-Issuer” and, together with Trilogy LLC, the “Issuers”), in accordance with TIP Inc.’s announcement dated April 21, completed their private offering of US $350 million aggregate principal amount of senior secured notes (the “New Notes”).  The New Notes will bear interest at a rate of 8.875% per annum, were issued at 99.506% of their face amount and mature in 2022.

Consistent with TIP Inc.’s previous announcement, the Issuers are applying the proceeds of this offering, together with cash on hand, to redeem all of their outstanding 13.375% senior secured notes due 2019 (the “Old Notes”) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption and pay fees and expenses related to this offering and the redemption.  The Issuers have delivered a notice of redemption of the entire outstanding US $431.8 million aggregate principal amount of Old Notes and irrevocably deposited with the trustee under the Indenture for the Old Notes funds in an amount sufficient to pay and discharge the entire indebtedness (principal and interest) on the Old Notes to the June 2, 2017 redemption date.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900